Exhibit 99.76

Press Release

for immediate release

PROMETIC REPORTS ITS 2018 FIRST QUARTER HIGHLIGHTS AND FINANCIAL RESULTS

•	Q1 results support expected 2018 full year spending decrease of approximately $15M

•	Sale of excess plasma inventory completed in April contributing $14M to proforma cash runway of $91M

•	Clinical programs streamlined to manage costs for balance of 2018

•	Continued positive clinical activity demonstrated by PBI-4050 to catalyze partnership discussions

LAVAL, QUEBEC, CANADA – May 15, 2018 – Prometic Life Sciences Inc. (TSX: PLI, OTCQX: PFSCF) (Prometic) reported today its unaudited financial results for the first quarter ended March 31, 2018.

“Our number one goal for 2018 is to close the gap between the fundamental value created over the last few years and the current share price as it does not reflect, in our view, all the clinical and operational milestones achieved. We have streamlined our clinical development programs to ensure that our most promising clinical assets and their respective indications are prioritized,” said Pierre Laurin, President and Chief Executive Officer of Prometic. “We are committed to bringing to market our lead drug candidates for patients, as well as for shareholders. We are working diligently to improve our financial position and time- to-market, by partnering some of our lead drug candidates, in an effort to accelerate and facilitate access to markets.”

Commenting on the first quarter 2018 financial results, Bruce Pritchard, Prometic’s Chief Operating Officer and Chief Financial Officer said, “As I outlined at our recent Annual Shareholders’ Meeting, our priorities for the balance of 2018 are clearly established. Our commitment to tightly manage the cash resources is already paying off with less cash used in our operations during the first quarter of 2018, compared to the first quarter of 2017, with the goal of using approximately $15 million less in total for 2018. Our commitment to increase our cash runway is also underway, following the sale of $14

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million worth of plasma inventory, early in the second quarter of 2018. We have also completed the review of our clinical and product development programs, concentrating on PBI-4050 in idiopathic pulmonary fibrosis and Alström syndrome, as well as on plasminogen. This allows us to focus our resources, save costs, and work toward partnership activities to increase our cash runway further.”

Small Molecule Therapeutics Highlights

•	PBI-4050 - Mechanism of action and the discovery of a new antifibrotic pathway was published in the American Journal of Pathology

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PBI-4050 - Clearance by the US Food and Drug Administration (FDA) for pivotal Phase 3 trial in patients with idiopathic pulmonary fibrosis (IPF), prioritizing IPF as one of our top indications along with Alström syndrome

•	PBI-4050 - Clinical activity sustained over 52 weeks with reversal of heart and liver fibrosis in Alström syndrome subjects

•	PBI-4547 - To be advanced in the clinic with a focus on liver fibrosis and metabolic diseases

Plasma Derived Therapeutics Highlights

•	RyplazimTM (plasminogen) - Comprehensive plan developed to address BLA chemistry, manufacturing and controls (CMC) changes requested by FDA

•	Inter-Alpha Inhibitor Proteins (IaIp) - Orphan drug and rare pediatric designations secured from the FDA

2018 First Quarter Financial Results

Revenues

Total revenues for the first quarter ended March 31, 2018 were $4.3 million compared to $4.9 million for the first quarter ended March 31, 2017. Revenues from the sale of goods amounted to $3.8 million for the first quarter ended March 31, 2018, compared to $4.4 million for the quarter ended March 31, 2017.

Net Loss

The Corporation incurred a net loss of $34.6 million for the quarter ended March 31, 2018 compared to a net loss for the quarter ended March 31, 2017 of $29.1 million. The increase in net loss year over year is mainly due to the increased finance costs of $2.9 million, the plasma inventory write-down of $1.5 million included in the cost of sales and other production expenses, the reduced margin contribution on the sale of bioseparations products, and the increase in administration, selling and marketing expenses. This was partially offset by the decrease in R&D expenses of $2.0 million during the quarter ended March 31, 2018 compared to the corresponding period in 2017.

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Research and Development (R&D)

The Corporation incurred total R&D costs of $22.4 million for the quarter ended March 31, 2018 compared to $24.4 million for the first quarter ended March 31, 2017. R&D expenses include the cost to manufacture plasma-derived therapeutics and small molecule therapeutics to be used in clinical trials and for the development of our production processes. The plasma-derived therapeutics are produced at the Laval plant and the Winnipeg Contract Manufacturing Organization (CMO) where as the small molecule therapeutics are manufactured by a third party pharmaceutical contract manufacturing organization for Prometic. The manufacturing and purchase cost of these therapeutics was $6.3 million during the quarter ended March 31, 2018 compared to $9.2 million during the quarter ended March 31, 2017. The decrease is mainly due to a reduction in production activities during the quarter ended March 31, 2018 compared to the same period in 2017.

Other R&D expenses were $16.1 million during the quarter ended March 31, 2018 compared to $15.2 million for the corresponding period in 2017. The increase of $1.0 million is partially due to an increase in employees working on the clinical trials and at our research centers and in pre-clinical studies of $0.8 million. These increases were partially offset by a decrease in Contract Research Organizations (“CRO”) and investigator expenses by $0.4 million.

Administration, Sales & Marketing

Administration, selling and marketing expenses amounted to $7.7 million during the first quarter ended March 31, 2018 compared to $6.9 million during the first quarter ended March 31, 2017. The increase as compared to the first quarter of 2017 was due to the increase in salaries and benefits resulting from an overall increase in headcount, reflecting the build-up of the infrastructure in order to support the eventual sale of commercial product.

Finance Costs

Finance costs were $4.2 million for the quarter ended March 31, 2018 compared to $1.4 million during the corresponding period of 2017, representing an increase of $2.9 million. This increase reflects the higher level of debt during the quarter ended March 31, 2018 compared to the same period of 2017, reflecting the increase in the OID loans and the amounts drawn on the non- revolving credit facility agreement. Total long-term debt on the consolidated statement of financial position was $110.0 million at March 31, 2018 compared to $48.4 million at March 31, 2017.

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Additional Information in Respect to the First Quarter Ended March 31, 2018

Prometic’s MD&A and condensed interim consolidated financial statements for the quarter ended March 31, 2018 will be filed on SEDAR (http://www.sedar.com) and will be available on the Company’s website at www.prometic.com.

About Prometic Life Sciences Inc.

Prometic (www.prometic.com) is a biopharmaceutical corporation with two drug discovery platforms focusing on unmet medical needs. The first platform (small molecule therapeutics) stems from the discovery of two receptors which we believe are at the core of how the body heals: namely, promoting tissue regeneration and scar resolution as opposed to fibrosis. One of the lead drug candidates emerging from this platform, PBI-4050, is expected to enter pivotal phase 3 clinical trials for the treatment of Idiopathic Pulmonary Fibrosis (IPF). The second drug discovery and development platform (plasma-derived therapeutics) leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Corporation’s primary goal with respect to this second platform is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™ (plasminogen). We are also leveraging this platform’s higher recovery yield potential to advance established plasma-derived therapeutics such as Intravenous Immunoglobulin (IVIG). Furthermore, the Corporation is continuing to secure its plasma supply through the execution of third party contracts and expansion of its own collection activities for its plasma processing needs. The Corporation also provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals. Recognized as a bioseparations expert, the Corporation derives revenue from this activity through sales of affinity chromatography media which contributes to offset the costs of its own R&D investments.

We are headquartered in Laval, Quebec (Canada) and have R&D facilities in Canada, the United Kingdom (“UK”) and the United States (“USA”), manufacturing facilities in Canada and the Isle of Man and corporate and business development activities in Canada, the USA, Europe and Asia.

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Forward Looking Statements

This press release contains forward-looking statements about Prometic’s objectives, strategies and businesses that involve risks and uncertainties. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Prometic’s ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of Prometic to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. You will find a more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations in Prometic’s Annual Information Form for the year ended December 31, 2017, under the heading “Risk and Uncertainties related to Prometic’s business”. As a result, we cannot guarantee that any forward-looking statement will materialize. We assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations. All amounts are in Canadian dollars unless indicated otherwise.

For further information please contact:

Corporate Contacts:

Pierre Laurin

President and CEO

Prometic Life Sciences Inc.

p.laurin@prometic.com

450.781.0115

Frederic Dumais

Senior Director, Communications & Investor Relations

Prometic Life Sciences Inc.

f.dumais@prometic.com

450-781-0115

Investor Contact:

Bob Yedid

LifeSci Advisors

bob@lifesciadvisors.com

646-597-6989

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Media Contact:

Matt Middleman, M.D.

LifeSci Public Relations

matt@lifescipublicrelations.com

646-627-8384

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